UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Genocea Biosciences, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

372427104

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G/A3

CUSIP No. 372427104

1. Names of Reporting Persons. GlaxoSmithKline plc
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization England and Wales
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 5,217,389 (1)
6. Shared Voting Power 0
7. Sole Dispositive Power 5,217,389 (1)
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 5,217,389 (1)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 9.9% (2)
12. Type of Reporting Person CO

(1)	Shares of Common Stock (as defined below) are held directly by GSK Equity Investments, Limited, formerly known as S.R. One, Limited, an indirect, wholly-owned subsidiary of the Reporting Person. Includes (i) 591,000 shares of Common Stock, $0.001 par value per share of Genocea Biosciences, Inc. (the “Common Stock”), (ii) 310,883 shares of Common Stock issuable upon exercise of currently exercisable Class B Warrants; and (ii) 280,117 shares of Common Stock issuable upon exercise of currently exercisable Class C Warrants (together with the Class B Warrants, the “Warrants”).

Excluded from the Reporting Person's beneficial ownership are 980,387 shares of Common Stock issuable upon the exercise of Warrants that are subject to a conversion cap that precludes the Reporting Person from exercising such Warrants to the extent that the Reporting Person would, after such conversion or exercise, beneficially own (as determined in accordance with Section 13(d) of the Act) in excess of 9.99% of the shares of Common Stock outstanding (the “Beneficial Ownership Limitation”).

(2)	Based on (i) 51,635,257 shares of the Issuer’s Common Stock outstanding as of October 27, 2020, as reported in the Issuer’s quarterly report on the Form 10-Q for the quarter period ending September 30, 2020 filed with the Securities and Exchange Commission on October 29, 2020 and (ii) 591,000 shares of Common Stock issuable upon exercise of the Warrants without under the Beneficial Ownership Limitation.

13G/A3

CUSIP No. 372427104

ITEM 1.

(a)	Name of Issuer:

Genocea Biosciences, Inc. (the “Company”)

(b) Address of Issuer's Principal Executive Offices:

100 Acorn Park Drive

Cambridge, Massachusetts 02140

ITEM 2.

(a)	Name of Person Filing:

GlaxoSmithKline plc.

(b)	Address of Principal Business Office, or if None, Residence:

980 Great West Road

Brentford

Middlesex

TW8 9GS

England

(c) Citizenship:

England and Wales

(d) Title of Class of Securities:

Common Stock, par value $0.001 -

(e) CUSIP Number:

372427104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable

ITEM 4. OWNERSHIP.

The information in items 1 and 5 through 11 on the cover page of this Amendment No.3 to Schedule 13G is hereby incorporated by reference.

13G/A3

CUSIP No. 372427104

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON..

GSK Equity Investments, Limited* 5,217,389 9.9%

*Shares held directly by GSK Equity Investments, Limited, an indirect wholly-owned subsidiary of Reporting Person.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not Applicable

13G/A3

CUSIP No. 372427104

ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/12/2021

(Date)

/s/ Victoria Whyte

(Signature)

Victoria Whyte, Authorized Signatory, GlaxoSmithKline plc

(Name/Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.